## Contact

www.linkedin.com/in/eugene-stacy-8116812 (LinkedIn)

## Top Skills

Commercial Real Estate
Analytical Skills
Financial Advisory

# Eugene Stacy

Real Estate Investments
San Francisco Bay Area

## Summary

Specialties: Real Estate Finance

## Experience

### Brookfield Properties
Vice President Asset Management
July 2023 - Present (1 year 10 months)
San Francisco Bay Area

### Ballast Investments
Principal
March 2019 - February 2023 (4 years)
San Francisco Bay Area

### The Carlyle Group
6 years 6 months

Principal
January 2018 - February 2019 (1 year 2 months)
Washington, District of Columbia, United States

Vice President
September 2012 - December 2017 (5 years 4 months)
Washington, District of Columbia, United States

### The Carlyle Group
5 years

Senior Associate
January 2010 - August 2011 (1 year 8 months)
Washington, District of Columbia, United States

Associate
January 2008 - December 2009 (2 years)
Washington, District of Columbia, United States

Analyst

September 2006 - December 2007 (1 year 4 months)
Washington, District of Columbia, United States

Jones Lang LaSalle
Associate
June 2003 - August 2006 (3 years 3 months)
Washington DC-Baltimore Area

## Education

NYU Stern School of Business
Bachelor of Science - BS, Accounting and Finance · (August 1999 - May 2003)